Strategic Trust Distribution Plan

SCHEDULE A

As Amended May 23, 2023

Series of Kelly Strategic ETF Trust	Rule 12b-1 Fee
Strategic E-Commerce & Logistics Sector ETF	0.25% of average daily net assets
Strategic Fintech & Digital Payments Sector ETF	0.25% of average daily net assets
Strategic Internet of Things Technology ETF	0.25% of average daily net assets
Strategic Hotel & Lodging Sector ETF	0.25% of average daily net assets
Strategic Residential & Apartment Real Estate ETF	0.25% of average daily net assets
Strategic Technology & E-Commerce Real Estate ETF	0.25% of average daily net assets
Strategic CRISPR & Gene Editing Technology ETF	0.25% of average daily net assets
Kelly INDS Industrial & Logistics Real Estate ETF	0.25% of average daily net assets
Kelly SRVR Data Center & Tech Infrastructure ETF	0.25% of average daily net assets
Running Oak Efficient Growth ETF	0.25% of average daily net assets

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